UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Research Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761025105

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

555 Marin Street, Suite 140, Thousand Oaks, CA 91360

(310) 331-8485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 761025 105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bristol Investment Fund, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,243,522
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,243,522
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,522
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.20%
14.	TYPE OF REPORTING PERSON (see instructions) CO

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The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 2. Identity and Background

(a) This statement is being jointly filed by Bristol Investment Fund, Ltd., a Cayman Islands exempted company ("Bristol Fund") and Paul Kessler ("Mr. Kessler"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Paul Kessler, as (i) manager of the investment advisory firm to Bristol Fund and (ii) beneficiary of the IRA account through which Mr. Kessler's shares are held, has the power to vote and dispose of the Issuer's shares owned by the Reporting Persons. Mr. Kessler disclaims beneficial ownership of the Shares owned by Bristol Fund.

(b) Bristol is a privately held fund that invests primarily in publicly traded growth companies through the purchase of various securities in private placement transactions. The address of Bristol’s registered office is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to Bristol Fund. The principal business address of BCA and Mr. Kessler is 555 Marin Street, Suite 140, Thousand Oaks, California 91360.

(c) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 1,243,522 Shares owned by Bristol Fund is $435,172.27 in cash.

Item 5. Interest in Securities of the Issuer

Bristol Investment Fund, Ltd. owns 1,243,522 Shares, which represents approximately 4.20% of the Shares outstanding, based upon 29,624,085 Shares outstanding as of November 3, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

BRISTOL INVESTMENT FUND, LTD.

By: /s/ Paul Kessler

Paul Kessler, Director

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